Exhibit 4.17

DESCRIPTION OF SECURITIES

The following is a summary of material characteristics of the capital stock of Neurotrope, Inc. (“we,” “us,” “our,” “Neurotrope,” or the “Company”) as set forth in our certificate of incorporation and bylaws, our outstanding warrants, and certain provisions of Nevada law. The following description does not purport to be complete and is subject to and qualified in its entirety by, and should be read in conjuncture with, our certificate of incorporation and bylaws, each of which are filed as exhibits to this Annual Report on Form 10-K to which this description is an exhibit, and to applicable provisions of Nevada law.

Authorized Capital Stock

Our certificate of incorporation authorized us to issue 150,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The holders of our common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as our Board of Directors (the “Board”) from time to time may determine. To date, we have not paid dividends on our common stock. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election. Our common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock after payment of liabilities, accrued dividends and liquidation preferences, if any. Each outstanding share of our common stock is duly and validly issued, fully paid and non-assessable.

As of February 20, 2020, we had 19,748,328 shares of our common stock issued and outstanding held by approximately 230 stockholders of record.

Preferred Stock

We have the authority to issue up to 50,000,000 shares of preferred stock. The shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

While we do not currently have any plans for the issuance of additional preferred stock, the issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the common stock;
•	Diluting the voting power of the common stock;
•	Impairing the liquidation rights of the common stock; or
•	Delaying or preventing a change in control of the Company without further action by the stockholders.

As of February 20, 2020, we had 7,277 shares of Series D Convertible Preferred Stock, par value $0.0001 per share, convertible into an aggregate of 4,319,704 shares of common stock, issued and outstanding.

Series D Convertible Preferred Stock

Rank.

Except with respect to any current series of preferred stock of senior rank to the Series D Convertible Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company and any current or future series of preferred stock of pari passu rank to the Series D Convertible Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, all shares of capital stock shall be junior in rank to all Series D Convertible Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (the “Junior Stock”).

Dividends.

Holders of Series D Convertible Preferred Stock are entitled to receive dividends on shares of Series D Convertible Preferred Stock, on an as if converted to common stock basis, to and in the same form as dividends actually paid on shares of common stock when, as and if such dividends are paid on shares of common stock.

Liquidation.

In the event of a liquidation event, the holders of Series D Convertible Preferred Stock shall be entitled to receive in cash out of our assets, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of any of shares of Junior Stock, an amount per share of Series D Convertible Preferred Stock equal to the amount per share such holder would receive if such holder converted such Series D Convertible Preferred Stock into common stock immediately prior to the date of such payment.

Conversion.

Each share of Series D Convertible Preferred Stock shall be convertible, at any time and from time to time at the option of the holder thereof, into that number of shares of common stock determined by dividing the stated value of such share by the conversion price. Each share of Series D Convertible Preferred Stock has a stated value of $1,000. The conversion price is $1.65 per share of common stock and is subject to adjustment described below. This right to convert is limited by the beneficial ownership limitation described below.

Beneficial Ownership Limitation.

We shall not effect any conversion of Series D Convertible Preferred Stock, and a holder shall have no right to convert any portion of Series D Convertible Preferred Stock, to the extent that, after giving effect to such conversion, such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after effect to the issuance of shares of common stock upon such conversion. By written notice to us, a holder may increase or decrease such percentage to any other percentage not in excess of 9.99%. Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Stock dividends and stock splits.

If we pay a stock dividend or otherwise make a distribution payable in shares of common stock on shares of common stock, subdivide or combine outstanding common stock, or reclassify common stock, the conversion price will be proportionately adjusted.

Voting Rights.

Except as otherwise provided in the Certificate of Designations, Preferences and Rights of Series D Preferred Stock or required by law, Series D Convertible Preferred Stock shall have no voting rights.

Fractional Shares.

No fractional shares of common stock will be issued upon conversion of Series D Convertible Preferred Stock. Rather, we shall round up to the next whole share.

Options

As of February 20, 2020, we had outstanding stock options to purchase an aggregate of 2,296,981 shares of our common stock with a weighted average exercise price equal to $12.99 per share.

Warrants

As of February 20, 2020, we had the following warrants outstanding:

•	Series A Warrants to purchase 49,449 shares of our common stock at an exercise price of $0.32 per share, with an expiration date five years from the date of issuance. These warrants were issued on November 16, 2015.

•	Series C Warrants to purchase 78,616 shares of our common stock at an exercise price of $0.32 per share, with an expiration date of five years from the date of issuance. These warrants were issued on November 16, 2015.

•	Series E Warrants, which are contingent upon the exercise of the Series C Warrants, to purchase 819,914 shares of our common stock at an exercise price of $32.00 per share, with an expiration date that is five years from the date of the initial exercise of the Series C Warrants. These warrants will begin to expire on November 28, 2021, based upon the dates that the Series C Warrants were exercised.

•	Series F Warrants to purchase 3,772,908 shares of our common stock at an exercise price of $12.80 per share, with an expiration date five years from the date of issuance. These warrants were issued on November 16, 2016.

•	Series G Warrants to purchase 4,916,603 shares of our common stock at an exercise price of $4.37 per share, with an expiration date five years from the initial exercise date. These warrants have an exercise date beginning June 17, 2019.

•	Series H Warrants to purchase 10,909,100 shares of our common stock at an exercise price of $1.65 per share, with an expiration date five years from the initial exercise date. These warrants were issued on November 16, 2016.

•	Placement agent warrants to purchase 19,541 shares of our common stock at an exercise price of $0.32 per share. 13,932 of these warrants will expire on August 23, 2023, and 5,609 will expire on November 13, 2020.

•	Placement agent warrants to purchase 382,887 shares of our common stock at an exercise price of $6.40 per share which expire on November 17, 2021.

•	Placement agent and consultant warrants to purchase 100,240 shares of our common stock at an exercise price of $6.25 per share which expire on June 19, 2024.

•	Placement agent warrants to purchase 200,000 shares of our common stock at an exercise price of $1.65 per share which expire on January 22, 2025.

•	Advisor warrants to purchase 90,000 shares of our common stock at an exercise price of $7.13 per share which expire June 1, 2024.

•	Advisor warrants to purchase 24,000 shares of our common stock at an exercise price of $7.12 per share which expire June 5, 2024.

•	Advisor warrants to purchase 114,000 shares of our common stock at an exercise price of $5.31 per share.

•	Advisor warrants to purchase 114,000 shares of our common stock at an exercise price of $0.86 per share.

The warrants contain customary provisions for adjustment in the event of stock splits, subdivision or combination, mergers, and similar events. The holders of the warrants have the right to exercise the warrants by means of a cashless exercise in certain circumstances.

Convertible Securities

As of the date hereof, other than the common stock options, placement agent and consultant warrants, advisor warrants, the Series A Warrants, Series C Warrants, Series E Warrants, the Series F Warrants, the Series G Warrants, and the Series H Warrants described above, the Company does not have any outstanding convertible securities.

Anti-Takeover Effects of Our Shareholder Rights Plan and Provisions of Nevada State Law

Our Shareholder Rights Plan

Overview

On September 9, 2019, our Board adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is intended to protect the interests of our stockholders and enable them realize the full potential value of their investment by reducing the likelihood that any person or group gains our control through open market accumulation or other tactics without appropriately compensating all stockholders. Pursuant to the Rights Plan, we issued, by means of a dividend, one preferred share purchase right for each outstanding share of the our common stock to shareholders of record on the close of business on September 19, 2019. Initially, these Rights (as defined below) will trade with, and be represented by, the shares of our common stock. The Rights will generally become exercisable only if any person (or any persons acting as a group) acquires 15% or more of our outstanding common stock (the “Acquiring Person”) in a transaction not approved by the Board, subject to certain exceptions, as explained below.

If the Rights become exercisable, all holders of Rights, other than the Acquiring Person, will be entitled to acquire shares of the our common stock at a 50% discount or we may exchange each Right held by such holders for one share of its common stock. In such situation, Rights held by the Acquiring Person would become void and will not be exercisable. If any person at the time of the first public announcement of the Rights Plan owned more than the triggering percentage then that stockholder’s existing ownership percentage will be grandfathered, although, with certain exceptions, the Rights will become exercisable if at any time after the announcement of the Rights Plan such stockholder increases its ownership of our common stock.

Unless earlier redeemed, terminated or exchanged pursuant to the terms of the Rights Plan, the Rights will expire at the close of business on September 8, 2021. The Board may terminate the Rights Plan before that date if the Board determines that there is no longer a threat to shareholder value.

Key Features

On September 9, 2019, the Board declared a dividend of one preferred share purchase right (a “Right”), payable on September 19, 2019, for each share of our common stock, par value $0.0001 per share, outstanding on September 19, 2019, to the stockholders of record on that date. In connection with the distribution of the Rights, we entered into a Rights Agreement (the “Rights Agreement”), dated as of September 9, 2019, with Philadelphia Stock Transfer, Inc., as rights agent. Each Right entitles the registered holder to purchase from one one-thousandth of a share of our Series C Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), at a price of $20 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment. Each one one-thousandth of a Preferred Share entitles the holder thereof to receive (i) the same dividends and liquidation rights as if the holder held one share of common stock and will be treated the same as one share of common stock in the event of a merger, consolidation or other share exchange and (ii) one vote on all matters submitted to a vote of our stockholders, in each case subject to adjustment as described in the Certificate of Designations, Preferences and Rights of Series C Preferred Stock. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Nevada’s control share laws

We may in the future become subject to Nevada’s control share laws. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders of record, at least 100 of whom are residents of Nevada, and if the corporation does business in Nevada, including through an affiliated corporation. This control share law may have the effect of discouraging corporate takeovers. The Company currently has fewer than 100 stockholders of record who are residents of Nevada and does not do business in Nevada.

The control share law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with that person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell the shares to others. If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law any longer.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, a stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights for the control shares, is entitled to demand fair value for such stockholder’s shares.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and “interested stockholders” for two years after the interested stockholder first becomes an interested stockholder, unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an interested stockholder is any person who is: (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (b) an affiliate or associate of the corporation and at any time within the previous two years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of “business combination” contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage a party interested in taking control of the Company from doing so if it cannot obtain the approval of our Board.